November 3, 2014

VIA EDGAR AND ELECTRONIC MAIL

Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Re:	Wells Fargo Real Estate Investment Corporation
Registration Statement on Form S-11
Filed September 25, 2014
File No. 333-198948

Dear Mr. Kluck:

In response to the comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated October 17, 2014, regarding the Registration Statement on Form S-11 of Wells Fargo Real Estate Investment Corporation (“WFREIC,” “Company,” “we,” or “our”), we submit the following information.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The revisions to the filing described below are reflected in the Company’s Amendment No. 1 to the Registration Statement on Form S-11 (the “Amended Registration Statement”) which amends our previous Registration Statement on Form S-11 and is being filed simultaneously with this letter. Courtesy copies of the Amended Registration Statement, marked to reflect these revisions, are being delivered to the Staff.

Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Amended Registration Statement.

General

1.	We note your response to comment 1 of our comment letter dated September 11, 2014. We have referred your analysis to the Division of Investment Managements and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Tom Kluck

November 3, 2014

Company Response:

We have discussed this matter with the staff of the Division of Investment Management and we have revised the relevant disclosure in the Amended Registration Statement based on these discussions. For your convenience the revised disclosure is provided below:

In the Summary on page 6 we have added the following:

Investment Company Act of 1940

Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, which for these purposes includes loans and participation interests therein. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis.

We believe that we qualify, and intend to conduct our operations so as to continue to qualify, for the exemption from registration as an investment company provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C) excludes from the definition of an investment company entities that are “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” As reflected in a series of no-action letters, the Securities and Exchange Commission (the “SEC”) staff’s position on Section 3(c)(5)(C) generally requires that in order to qualify for this exemption, an issuer must maintain

•	at least 55% of the value of its assets in “mortgages and other liens on and interests in real estate” (“Qualifying Interests”),

•	at least an additional 25% of its assets in other permitted real estate-type interests (reduced by any amount the issuer held in excess of the 55% minimum requirement for Qualifying Interests) and

•	no more than 20% of its assets in other than Qualifying Interests and real estate-type assets,

and also that the interests in real estate meet other criteria described in such no-action letters. Mortgage loans that were fully and exclusively secured by real property, as well as participation interests in such loans meeting certain criteria described in such no-action letters, including that the holders of the participation interests have (i) approval rights in connection with material decisions pertaining to the administration and servicing of the loan and with respect to material modification to the loan agreement, and (ii) in the event that the loan becomes non-performing, effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, are generally qualifying real estate assets for purposes of the exemption. We believe that our participation interests in mortgage loans satisfy these criteria and that we otherwise qualify for the exemption provided by Section 3(c)(5)(C) of the Investment Company Act.

Tom Kluck

November 3, 2014

In August 2011, the SEC issued a concept release which indicated that the SEC is reviewing whether issuers who own certain mortgage related investments that rely on the exemption from registration under Section 3(c)(5)(C) of the Investment Company Act should continue to be allowed to rely on such exemption from registration. The concept release and the public comments thereto have not yet resulted in SEC rulemaking or interpretive guidance and we cannot predict what form any such rulemaking or interpretive guidance may take. We cannot provide you with any assurance that the outcome of the SEC’s review will not require us to register under the Investment Company Act. If a change in the laws or the interpretations of those laws were to occur, we could be required to either change the manner in which we conduct our operations to avoid being required to register as an investment company or register as an investment company, either of which could have a material adverse effect on us and the price of the Series A preferred stock. See “Description of the Series A Preferred Stock – Redemption” and “Risk Factors – Risks Relating to the Terms of the Series A Preferred Stock – Holders of the Series A preferred stock have no right to require redemption; however, we may redeem the Series A preferred stock upon certain events, and at any time after                     , 2019.”

In the Risk Factors we have added a cross-reference to “Risk Factors – Risks Associated with Our Business – The loss of our exemption under the Investment Company Act could have a material adverse effect on us” on page 18 and made the following revisions to the Risk Factors on page 30:

The loss of our exemption under the Investment Company Act could have a material adverse effect on us.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, which for these purposes includes loans and participation interests therein of the types owned by us. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis.

We believe that we qualify, and intend to conduct our operations so as to continue to qualify, for the exemption from registration as an investment company provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C) excludes from the definition of an investment company entities that, directly or through majority-owned subsidiaries, are “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” As reflected in a series of no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that in order to qualify for this exemption, an issuer must maintain

•	at least 55% of the value of its assets in Qualifying Interests,

•	at least an additional 25% of its assets in other permitted real estate-type interests

Tom Kluck

November 3, 2014

(reduced by any amount the issuer held in excess of the 55% minimum requirement for Qualifying Interests) and

•	no more than 20% of its assets in other than Qualifying Interests and real estate-type assets,

and also that the interests in real estate meet other criteria described in such no-action letters. Mortgage loans that were fully and exclusively secured by real property, as well as participation interests in such loans meeting certain criteria described in such no-action letters, including that the holders of the participation interests have (i) approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to material modifications to the loan agreements, and (ii) in the event that the loan becomes non-performing, effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, are generally qualifying real estate assets for purposes of the Section 3(c)(5)(C) exemption. We believe that our participation interests in mortgage loans satisfy these criteria and that we otherwise qualify for the exemption provided by Section 3(c)(5)(C) of the Investment Company Act. ~~We believe that we are not, and intend to conduct our operations so as not to become, regulated as an investment company under the Investment Company Act.~~

Under the Investment Company Act, a non-exempt entity that is an investment company is required to register with the SEC and is subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. ~~If a change in the laws or the interpretations of those laws were to occur, we could be required to either change the manner in which we conduct our operations to avoid being required to register as an investment company or register as an investment company, either of which could have a material adverse effect on us and the price of the Series A preferred stock.~~ In August 2011, the SEC issued a concept release which indicated that the SEC is reviewing whether issuers who own certain mortgage related investments that rely on the exemption from registration under Section 3(c)(5)(C) of the Investment Company Act should continue to be allowed to rely on such exemption from registration. The concept release and the public comments thereto have not yet resulted in SEC rulemaking or interpretive guidance and we cannot predict what form any such rulemaking or interpretive guidance may take. We cannot provide you with any assurance that the outcome of the SEC’s review will not require us to register under the Investment Company Act. If a change in the laws or the interpretations of those laws were to occur, we could be required to either change the manner in which we conduct our operations to avoid being required to register as an investment company or register as an investment company, either of which could have a material adverse effect on us and the price of the Series A preferred stock. See “Description of the Series A Preferred Stock – Redemption” and “ – Risks Relating to the Terms of the Series A Preferred Stock – Holders of the Series A preferred stock have no right to require redemption; however, we may redeem the Series A preferred stock upon certain events, and at any time after                    , 2019.”

Tom Kluck

November 3, 2014

In the Business section we have made the following revisions on pages 41–42:

Investment Company Act of 1940

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, which for these purposes includes loans and participation interests therein of the types owned by us. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis.

We believe that we qualify, and intend to conduct our operations so as to continue to qualify, for the exemption from registration as an investment company provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C) excludes from the definition of an investment company entities that, directly or through majority-owned subsidiaries, are “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” As reflected in a series of no-action letters, the SEC staff’s position on Section 3(c)(5)(C) generally requires that in order to qualify for this exemption, an issuer must maintain

•	at least 55% of the value of its assets in Qualifying Interests,

•	at least an additional 25% of its assets in other permitted real estate-type interests (reduced by any amount the issuer held in excess of the 55% minimum requirement for Qualifying Interests), and

•	no more than 20% of its assets in other than Qualifying Interests and real estate-type assets,

and also that the interests in real estate meet other criteria described in such no-action letters. Mortgage loans that were fully and exclusively secured by real property, as well as participation interests in such loans (see “– Assets in General; Participation Interests and Transfers”) meeting certain criteria described in such no-action letters, including that the holders of the participation interests have (i) approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to material modifications to the loan agreements, and (ii) in the event that the loan becomes non-performing, effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; and (d) cure the default so that the mortgage loan is no longer non-performing, are generally qualifying real estate assets for purposes of the Section 3(c)(5)(C) exemption. We believe that our participation interests in mortgage loans satisfy these criteria and that we otherwise qualify for the exemption provided by Section 3(c)(5)(C) of the Investment Company Act.

~~Section 3(c)(5)(c) of the Investment Company Act exempts entities that, directly or through majority owned subsidiaries, are “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” We refer to these interests as “Qualifying Interests.” Under current interpretations by staff of the SEC, in order to qualify for this exemption, we, among other things, must maintain at least 55% of our assets in Qualifying Interests and also may be required to maintain an additional 25% in Qualifying Interests or other real estate related assets.~~

Tom Kluck

November 3, 2014

In August 2011, the SEC issued a concept release which indicated that the SEC is reviewing whether issuers who own certain mortgage related investments that rely on the exemption from registration under Section 3(c)(5)(C) of the Investment Company Act should continue to be allowed to rely on such exemption from registration. The concept release and the public comments thereto have not yet resulted in SEC rulemaking or interpretative guidance and we cannot predict what form any such rulemaking or interpretive guidance may take. We cannot provide you with any assurance that the outcome of the SEC’s review will not require us to register under the Investment Company Act. If a change in the laws or the interpretations of those laws were to occur, we could be required to either change the manner in which we conduct our operations to avoid being required to register as an investment company or register as an investment company. We have the right to redeem the Series A preferred stock within 90 days of the occurrence of an Investment Company Act Event. See “Risk Factors – Risks Relating to the Terms of the Series A Preferred Stock – Holders of the Series A preferred stock have no right to require redemption; however, we may redeem the Series A preferred stock upon certain events, and at any time after                     , 2019.”

The provisions of the Investment Company Act therefore may limit the assets that we may acquire. We have established a policy of limiting authorized investments that are not Qualifying Interests or other permitted real estate-type assets to no more than 20% of the value of our total assets to comply with these provisions.

Generally, the Code designation for REIT Qualified Assets is less stringent than the Investment Company Act designation for Qualifying Interests or other permitted real estate-type assets, due to the ability under the Code to treat cash and cash equivalents as REIT Qualified Assets and a lower required ratio of REIT Qualified Assets to total assets.

In the Description of the Series A Preferred Stock section we have added cross-references to “Risk Factors – Risks Associated with Our Business – The loss of our exemption under the Investment Company Act could have a material adverse effect on us” and “Business – General Descriptions of Mortgage Assets and Other Authorized Investments; Investment Policy – Investment Company Act of 1940” on page 95.

Tom Kluck

November 3, 2014

Real Estate 1-4 Family Mortgage Loans, page 40

2.	Please disclose the breakdown of the percentage of your real estate 1-4 family mortgage loans that are conforming loans and non-conforming loans.

Company Response:

We have revised the relevant disclosure in the Amended Registration Statement. For your convenience, the revised disclosure is provided below:

REAL ESTATE 1-4 FAMILY MORTGAGE LOANS. We have acquired both conforming and non-conforming real estate 1-4 family mortgage loans from the Bank. Conforming real estate 1-4 family mortgage loans comply with the requirements for inclusion in a loan guarantee or purchase program sponsored by either the Federal Home Loan Mortgage Corporation (“FHLMC”) or the Federal National Mortgage Association (“FNMA”). Non-conforming real estate 1-4 family mortgage loans are real estate 1-4 family mortgage loans that do not qualify in one or more respects for purchase by FHLMC or FNMA under their standard programs. The Bank sells substantially all conforming loans to FNMA or FHLMC; accordingly, we acquire primarily non-conforming loans from the Bank. Therefore, at June 30, 2014, 93% of the carrying value of our real estate 1-4 family mortgage loans was non-conforming and 7% was conforming. A majority of the non-conforming real estate 1-4 family mortgage loans acquired by us to date are non-conforming because they have original principal balances that exceeded the program requirements, the original terms are shorter than the minimum requirements at the time of origination, the original balances are less than the minimum program requirements, or generally because they vary in certain other respects from the requirements of such programs other than the requirements relating to creditworthiness of the mortgagors. For additional details relating to the credit quality of our portfolios, see Note 2 (Loans and Allowance for Credit Losses) to the Financial Statements.

3.	We note your statement that a majority of the non-conforming real estate 1-4 family mortgage loans acquired by you to date are non-conforming because they vary in certain respects from the requirements of the purchase programs sponsored by FHLMC or FNMA, other than in the requirements relating to creditworthiness of the mortgagors. Please confirm whether any of the non-conforming loans acquired by you did not meet the requirements relating to creditworthiness of the mortgagors, and if applicable, please provide the amount of such loans.

Tom Kluck

November 3, 2014

Company Response:

We confirm that other than a de minimis amount of loans originated by the former Wachovia, our non-conforming loans met the requirements relating to creditworthiness of the mortgagors when we acquired the loan. Loans acquired by the Company are required to meet criteria approved by our board of directors (see our response to Staff comment number 4). The acquisition criteria we adopted in 2009 (subsequent to the acquisition of Wachovia Corporation by Wells Fargo) are intended to minimize the risk that any loans acquired by us would not satisfy requirements related to creditworthiness of mortgagors. We also believe current portfolio credit metrics disclosed in Note 2 (Loans and Allowance for Credit Losses) to our Financial Statements aid investors to assess the general creditworthiness of our loans.

Conflicts of Interest and Related Management Policies and Programs, page 42

4.	We note your disclosure that the board of directors has approved the criteria that loans must meet to be eligible for you to acquire and your disclosure briefly describing the loans you purchase from the Bank and its affiliates. Please describe in greater detail the process and criteria to select such loans and the persons that are administering this selection. Also disclose whether there are any requirements regarding the percentage of assets that may be invested in any one type of investment.

Company Response:

We have revised the relevant disclosure in the Amended Registration Statement. For your convenience, the revised disclosure is provided below:

General

In administering our loan portfolio (see “– Assets in General: Participation Interest and Transfers”) and other authorized investments pursuant to the loan participation and servicing and assignment agreements, the Bank has a high degree of autonomy. We have, however, adopted certain practices to guide our administration with respect to the acquisition and disposition of assets, use of leverage, credit risk management, and certain other activities. The loan participation and servicing and assignment agreements ~~with the Bank~~, may be amended, at the discretion of our board of directors and, in certain circumstances subject to the approval of a majority of our independent directors (see “Description of the Series A Preferred Stock – Independent Director Approval”), from time to time without a vote of our stockholders, including holders of the Series A preferred stock. A majority of the members of our board of directors are considered independent from us and the Bank.

Tom Kluck

November 3, 2014

Asset Acquisition and Disposition Policies

Management determines the timing of loan acquisitions by considering available cash and borrowing capacity on our Bank line of credit in conjunction with requirements to maintain our REIT status. Once the decision is made to acquire loans, management works with the respective business lines within the Bank to identify loans to be acquired. These loans are evaluated against credit criteria approved by our ~~Our~~ board of directors ~~has~~ that consumer and commercial loans must meet to be eligible for us to acquire. The criteria approved for ~~We generally purchase loans or~~participation interests in consumer loans ~~from the Bank or its affiliates~~include ~~that are~~:

•	loans must be performing, meaning they are current;

•	the borrower has made at least 3 payments;

•	the borrower’s FICO score is above established thresholds;

•	loans must have LTV/CLTV below established thresholds;

•	loans must be unencumbered; and

•	loans must be secured by real property such that they are REIT Qualified Assets.

The criteria approved for participation interests in commercial loans include:

•	loans must be performing, meaning they are current;

•	loans must be designated as Pass under the Bank’s borrower and collateral quality ratings; and

•	loans must be secured by real property such that they are REIT Qualified Assets.

The above criteria may be amended from time to time at the discretion of our board of directors.

In addition, the board of directors has limited our acquisitions so that non-Qualifying Interests and other permitted real-estate type assets for purposes of the exemption from the registration requirements of the Investment Company Act under Section 3(c)(5)(C) thereof will be no greater than 20% of the total value of our total assets. See “– General Description of Mortgage Assets and Other Authorized Investments; Investment Policy – Investment Company Act of 1940.” We do not have specific policies with respect to the percentage of consumer and commercial loans we hold.

Following this offering, we will monitor and administer our asset portfolio by investing the proceeds of our assets in other interest earning assets such that our FFO over any period of four fiscal quarters will equal or exceed 150% of the amount that would be required to pay full annual dividends on the Series A preferred stock, as well as any parity stock, except as may be necessary to maintain our status as a REIT. See “Description of Series A Preferred Stock – Voting Rights.”

Tom Kluck

November 3, 2014

Liquidity and Funding, pages 70–71

5.	We have considered your response to comment 10 and note your revisions. Please also expand your disclosures to specifically discuss the sources of funding for cash dividends that were in excess of cash generated by operations for 2011 through 2013.

Company Response:

We have revised the relevant disclosure in the Amended Registration Statement. For your convenience, the revised disclosure is provided below:

Our primary liquidity needs are to pay operating expenses, fund our lending commitments, ~~purchase~~acquire loans to replace existing loans that mature or repay, and pay dividends. Primarily due to the impact on REIT taxable income of purchase accounting adjustments attributable to the Company from the 2008 acquisition of Wachovia Corporation by Wells Fargo, dividend distributions to shareholders in 2011 through 2013, based on REIT taxable income, exceeded net cash provided by operating activities (generally interest income). The excess dividend distributions were funded by using cash provided by investing (generally principal payments received on our loans) and financing activities (generally draws on our bank line of credit). As the remaining purchase accounting adjustments at December 31, 2013 are not expected to cause a significant variance between GAAP net income and REIT taxable income in future years, operating expenses and dividends are expected to be funded through cash generated by operations or paid-in capital. Funding commitments and the acquisition of loans are intended to be funded with the proceeds obtained from repayment of principal balances by individual borrowers and our line of credit with the Bank. In the first half of 2014, we ~~purchased~~acquired $879.0 million of loans from the Bank, compared with $1.8 billion in the first half of 2013. In 2013, we ~~purchased~~acquired $3.9 billion of loans from the Bank. If in future periods we do not reinvest loan pay-downs at sufficient levels, management may request our board of directors to consider a return of capital to the holders of our common stock. Annually, we expect to distribute an aggregate amount of outstanding capital stock dividends equal to approximately 100% of our REIT taxable income for federal tax purposes. Such distributions may exceed net income determined under GAAP.

Note 6 – Transactions With Related parties, pages F-29–F-30

6.	We have considered your response to comment 17. With respect to loans purchased from the Bank, because you are an indirect wholly owned subsidiary of the Bank, it appears the assets acquired should be recorded at the carrying amount on the Bank’s books with the excess of monetary consideration given over the carrying amount recorded as a reduction in shareholder’s equity. Any gain or loss should be recorded when the loans are sold by you. With respect to the loans sold to the Bank, it appears that the excess of monetary consideration received over the carrying amounts of the assets transferred should be recorded as an increase in shareholder’s equity, or alternatively, as a deferred gain to be recognized in income when the assets are sold or depreciated/amortized by the Bank. Please clarify.

Tom Kluck

November 3, 2014

Company Response:

We believe the transfers of loans between the Bank and WFREIC are recognized and measured at fair value in accordance with the guidance in ASC 860, Transfers and Servicing. These loan transfers do not represent a transfer of a business, capital contribution by the Bank or a return of capital by WFREIC and accordingly are not subject to the entities under common control guidance in ASC 805, Business Combinations.

Transfers of loans from the Bank to WFREIC are in the form of participation interests in loans owned by the Bank. Under ASC 860, transfers of financial assets are accounted for as sales or secured borrowings. The loans are transferred in exchange for cash proceeds equal to the fair value of the loans. The Bank initially transfers the loans to a wholly-owned subsidiary of the Bank that does not have a direct or indirect ownership interest in WFREIC, which then sells the loans to WFREIC. These transactions are accounted for as secured borrowings by the Bank and a non-recourse receivable collateralized by the transferred loans by WFREIC. The transfers do not qualify for sale accounting due to restrictions imposed by the Bank on the ability of WFREIC to pledge or exchange the transferred loans and because certain of the participation interests in the transferred loans do not meet the definition of a participating interest under ASC 860.1 WFREIC initially measures the non-recourse receivables at the cash proceeds exchanged which represents the fair value of the transferred loans.

Occasionally, WFREIC transfers loans to a wholly-owned subsidiary of the Bank that does not have a direct or indirect ownership interest in WFREIC, which may ultimately transfer the loans to the Bank. These transactions are limited but may occur if a loan serving as collateral for the non-recourse receivable defaults. Upon such default, the non-recourse receivable is written down to the fair value of the underlying collateral and then transferred back to the wholly-owned subsidiary of the Bank with no gain or loss recognized upon the transfer.

The Bank and WFREIC loan transfers are subject to the recognition and measurement guidance in ASC 860, Transfers and Servicing, because these loan transfers do not represent a contribution of capital by the Bank or a return of capital by WFREIC. The scope provisions of ASC Subtopic 860-102 specifically exclude investments by owners and distributions to owners of a business entity but do not exclude transfers of financial assets between a parent and subsidiary or transfers of financial assets between subsidiaries of a common parent. This Subtopic specifically indicates that a transfer of financial assets in exchange for cash proceeds from a parent to a consolidated subsidiary or between subsidiaries of a common parent should be accounted for as a sale or secured borrowing in the separate-company financial statements of the subsidiaries based upon an analysis of the applicable sale accounting criteria.3

The guidance in ASC Subtopic 860-10 specific to intercompany loan transfers addresses de-recognition, i.e., whether sale or secured borrowing accounting is appropriate, and not initial measurement. However, the Bank and WFREIC loan transfers are subject to the overall

[1]	ASC 860-10-40-6A.
[2]	ASC 860-10-15.
[3]	ASC 860-10-55-17D and 860-10-55-78.

Tom Kluck

November 3, 2014

measurement guidance in ASC Subtopics 860-20 and 860-30 which applies to all transfers of financial assets subject to the scope of ASC 860. For transfers accounted for as sales, both the transferor and transferee initially measure the transferred assets at fair value.4 For transfers accounted for as secured borrowings, the transferee measures a secured loan receivable based on the fair value of the cash proceeds paid to the transferor.5

We also considered the relevance of the guidance in ASC Subtopic 805-50, Business Combinations – Related Matters, to the accounting for the Bank and WFREIC loan transfers. This Subtopic provides guidance on the accounting for transfers of assets in exchange for equity interests6 or return of capital involving entities under common control, such as between a parent and subsidiary or subsidiaries of a common parent. Transactions within the scope of this guidance require recognition and measurement at carryover basis with the difference between the monetary consideration provided and the historical carrying amounts recognized as an adjustment to equity.

The scope provisions of ASC Subtopic 805-50 indicate the guidance applies to combinations between entities or businesses under common control.7 The examples provided in this Subtopic describe investments or distributions between a parent and subsidiary in exchange for equity interests or return of capital, mergers, reorganizations or other combinations of entities under common control. We also considered guidance from the Staff codified in this Subtopic8 that further clarifies historical carryover basis as a measurement model is intended for transactions between a parent and subsidiary or subsidiaries of a common parent involving transfers of net assets (such as in a business combination) or long-lived assets and not to recurring transactions for which valuation is not in question. Due to the nature of the loans subject to the Bank and WFREIC transfers, we believe these transfers represent recurring transactions for which valuation is not in question.

The Bank and WFREIC loan transfers represent recurring transfers of financial assets in exchange for cash proceeds, as opposed to the transfer of a business or transfers of assets in exchange for equity interests or return of capital. The transaction price for the transfers is intended to represent an exit price in an orderly transaction between third party market participants at the measurement date. As described below, our banking regulators require fair value measurement for these transactions and both the Bank and WFREIC have established valuation processes and risk management procedures to regularly determine and assess the valuation of financial assets. Accordingly, we do not believe the recognition and measurement model in Subtopic 805-50 applies to the Bank and WFREIC transfers.

[4]	ASC 860-20-30-1 and 860-20-30-2.
[5]	ASC 860-30-25-3, 860-30-25-8 and 860-30-55-1 to 3.
[6]	We addressed the accounting for the contribution of loans from Wachovia Preferred Funding Corp. in our letter to the SEC dated September 25, 2014, which responded to the Staff’s comments contained in the Staffs’ letter dated September 11, 2014.
[7]	ASC 805-50-15-6.
[8]	ASC 805-50-S99-4.

Tom Kluck

November 3, 2014

Our accounting treatment for the Bank and WFREIC transfers is consistent with bank regulatory guidance issued by the Office of the Comptroller of the Currency in their Bank Accounting Advisory Series.9 This guidance indicates transfers of assets between a bank and its parent or other related party that does not constitute a transfer of a business should be accounted based upon its economic substance, which requires recognition at fair value with resulting profit and loss reflected in earnings.

Exhibits

7.	We note that you plan to file certain exhibits to your registration statement by amendment. Please submit all exhibits as promptly as possible to allow staff sufficient time to review such documents prior to granting effectiveness of the registration statement.

Company Response:

Sullivan & Cromwell LLP will provide the Staff via email with draft copies of the exhibits. We will file the exhibits subsequent to their approval by our board of directors.

*    *    *    *    *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[9]	Bank Accounting Advisory Series Sept 2013: Topic 10 – Acquisition, Corporate Reorganizations & Consolidations, Section D – Corporate Reorganizations, Question 1.

Tom Kluck

November 3, 2014

Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.

Very truly yours,

/s/ Richard D. Levy
Richard D. Levy
Executive Vice President and Controller
(Principal Accounting Officer)

cc:	Michael J. Loughlin, President and Chief Executive Officer
John R. Shrewsberry, Senior Executive Vice President and Chief Financial Officer